

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 26, 2010

By Facsimile and U.S. Mail

Mr. Chris Trina
Chairman and Chief Executive Officer
2203 North Lois Avenue, Suite 704
Tampa, Florida 33607

> RE: **Transfer Technology International Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed April 8, 2009**
> **Form 10-Q for the period ended June 30, 2009**
> **Filed August 18, 2009**
> **Form 10-Q for the period ended September 30, 2009**
> **Filed November 23, 2009**
> **File No. 0-27131**

Dear Mr. Trina:

We have reviewed your supplemental response letter dated February 3, 2010, as well as your filing and have the following comments. As noted in our comment letter dated August 28, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the year ended December 31, 2008

General

1. You indicate in your Item 4.02 Form 8-K filed on November 23, 2009 that your financial statements for the quarters ended June 30, 2008, September 30, 2008, the year ended December 31, 2008, and for the quarters ended March 31, 2009 and June 30, 2009 cannot be relied upon. In this regard, we await the filing of your 2009 Form 10-K. Further, please amend your Forms 10-Q for the quarterly

periods ended March 31, 2009, June 30, 2009, and September 30, 2009. We may have further comments upon review of these amended reports.

2.   We note you restated interest expense by $480,000 for the nine months ended September 30, 2008 in your September 30, 2009 Form 10-Q. It would appear a further adjustment is required to reduce interest expense for the nine months ended September 30, 2008. In this regard, we note the reduction in <u>total beneficial interest expense</u> of approximately $908 thousand in your response to comment two of our letter dated November 10, 2009. Please advise us or revise.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may contact Robert Babula, Staff Accountant, at (202) 551-3339 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3377 with any other questions.

Sincerely,

Andrew Mew
Accounting Branch Chief